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                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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            FUTUREMEDIA SIGNS FIRST COMMERCIAL PARTNER FOR E-LIFE(TM)

    BRIGHTON, England, April 3 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDA) a leading learning and brand communications provider today announced a new contract with Britvic Soft Drinks plc, a leading UK soft drinks manufacturer, to make e-life(TM) available to Britvic's 2,700 employees. e-life(TM) is the specialized online learning community developed by Futuremedia using proprietary technology, enabling the unique distribution of learning-on-demand.

    Chief Executive Officer of Futuremedia, Leonard M. Fertig, said, "The aim of e-life(TM) is to increase the skills of both the UK workforce and their families by offering a variety of online courses in subjects ranging from professional development to those which follow the UK's National Curriculum. Its development is ongoing, with new content continuously being added, and the portal as a whole is enriched via input from subscribers and corporate partners like Britvic."

    Currently in the beta testing stage, membership to the site is offered to Britvic employees as a corporate benefit without an initial subscription charge and subscribers have the ability to select a wide range of online educational programs free of charge. In addition, there will be other numerous courses available on a fee-paid learning-on-demand basis.

    Futuremedia is currently in discussion with a number of companies and membership organizations regarding additional partnerships for e-life(TM).

    About Britvic Soft Drinks

    Britvic Soft Drinks is one of the UK's leading soft drinks manufacturers. The company's head office is in Chelmsford and it has production and distribution sites around the country. Company turnover in 2002/2003 was 663 million pounds. As well as the Britvic brand, the company produces some of the UK's best selling brands, including Tango, Pepsi, and Robinsons. Britvic can be found on http://www.Britvic.com.

    About Futuremedia

    Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training and Button Communications. For more information, visit http://www.futuremedia.co.uk.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of new appointments including management appointments; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             04/03/2007
    /CONTACT: US, Mike Smargiassi, or Corey Kinger both of Brainerd Communicators Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia plc,; or UK, Gerry Buckland, +44 7919 564126, infomac1@mac.com/
    /Web site:  http://www.futuremedia.co.uk
                http://www.Britvic.com /

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  April 3, 2007